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SECURIT. ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48848

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Potomac Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 South Market Street 4th Floor
(No. and Street)

Frederick (City) Maryland (State) 217 (Zip Code)

PROCESSED
APR 09 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Draper & McGinley, P.A.
(Name — *if individual, state last, first, middle name*)

365 West Patrick Street (Address) Frederick (City) Maryland (State) 21701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



SEC MAIL PROCESSING
RECEIVED
2007
WASH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Weir, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Potomac Capital Markets, LLC, as of December 31, 19X 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Vice President

Title

Notary Public

6/24/07


ELIZABETH A. LAMB
NOTARY
PUBLIC
FREDERICK CO. MD

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Potomac Capital Markets, LLC

FINANCIAL STATEMENTS AND REPORTS OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005



DRAPER & MCGINLEY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS • FINANCIAL CONSULTANTS
FREDERICK, MARYLAND
HAGERSTOWN, MARYLAND

POTOMAC CAPITAL MARKETS, LLC
FINANCIAL STATEMENTS AND REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Table of Contents



Draper & McGinley, P.A.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL CONSULTANTS

James A. Draper, CPA
Michael A. McGinley, CPA
Joyce A. Draper, CPA
Catharine V. Fairley, CPA, PFS, CFP
Michele R. Mills, CPA

Phone: (301) 694-7411
(301) 293-6206
Fax: (301) 694-0954
www.drapermcginleypa.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON BASIC FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

To the Members of Potomac Capital Markets, LLC

We have audited the accompanying statements of financial condition of Potomac Capital Markets, LLC, as of December 31, 2006 and 2005, and the related statements of operations, members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Potomac Capital Markets, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Draper & McGinley, P.A.

February 26, 2007

365 WEST PATRICK STREET, THIRD FLOOR
FREDERICK, MARYLAND 21701

POTOMAC CAPITAL MARKETS, LLC
STATEMENTS OF FINANCIAL CONDITION

December 31,	2006	2005
Assets		
Cash	$ 237,446	$ 15,515
Prepaid administrative services	145,000	-
Investment in NASDAQ	3,300	3,300
Total Assets	**$ 385,746**	**$ 18,815**
Liabilities and Members' Equity		
Liabilities		
Accounts payable	$ 292	$ -
Due to related party	300	300
Total Liabilities	592	300
Members' Equity	385,154	18,515
Total Liabilities and Members' Equity	**$ 385,746**	**$ 18,815**

The accompanying notes are an integral part of these statements.

POTOMAC CAPITAL MARKETS, LLC
STATEMENTS OF OPERATIONS

For the years ended December 31,	2006	2005
Revenue		
Fees	$ 2,150,745	$ 467,750
Fees from other broker/dealers	24,086	-
Interest	3,911	136
Other	1,077	193
Total Revenue	2,179,819	468,079
Operating Expenses		
Administrative services	1,739,718	610,000
Payments to correspondents	24,086	-
Comissions	24,282	-
Legal	139	675
Accounting	12,750	5,663
Regulatory fees	8,880	10,358
Dues and subscriptions	1,495	-
Other taxes	300	-
Office expenses	512	281
Insurance	1,018	683
Total Operating Expenses	1,813,180	627,660
Net Income (Loss)	**$ 366,639**	**$ (159,581)**

The accompanying notes are an integral part of these statements.

POTOMAC CAPITAL MARKETS, LLC
STATEMENTS OF MEMBERS' EQUITY

For the years ended December 31,	2006	2005
Members' Equity, beginning of year	$ 18,515	$ 178,096
Contributions	-	-
Net Income (Loss)	366,639	(159,581)
Members' Equity, end of year	**$ 385,154**	**$ 18,515**

The accompanying notes are an integral part of these statements.

POTOMAC CAPITAL MARKETS, LLC
STATEMENTS OF CASH FLOWS

For the years ended December 31,	2006	2005
Cash Flows from Operating Activities		
Net income (loss)	$ 366,639	$ (159,581)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Accounts receivable	-	25,000
Prepaid administrative services	(145,000)	-
Accounts payable	292	-
Net cash provided by (used in) operating activities	221,931	(134,581)
Net increase (decrease) in cash	221,931	(134,581)
Cash, beginning of year	15,515	150,096
Cash, end of year	**$ 237,446**	**$ 15,515**
Supplemental Disclosures		
Interest	$ -	$ -
Taxes	$ -	$ -

The accompanying notes are an integral part of these statements.

POTOMAC CAPITAL MARKETS, LLC
NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Potomac Capital Markets, LLC (PCM) is a Maryland Limited Liability Company (LLC) organized and registered as a minimum net capital broker-dealer. The Company has met all the licensing requirements of the NASD and the SEC. PCM is a member of the NASD with a limited membership agreement. The business activities of PCM as prescribed in the membership agreement are limited to private placements of securities.

As a minimum net capital broker-dealer, PCM does not hold customer securities or cash balances and, if and when it does process customer trades, clears such trades through other broker-dealers. As of and for the years ended December 31, 2006 and 2005; PCM has not processed any customer transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles applicable to companies operating in the United States. As such, revenues are recorded as earned and expenses are recognized as incurred.

Use of estimates

It is the opinion of management that there are no material estimates necessary in the preparation of the Company's financial statements.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. If accounts become uncollectible, they will be charged to operations when that determination is made. For the years ended December 31, 2006 and 2005 the company recorded no bad debt expense.

Income taxes

As an LLC, the Company is not subject to income taxes; instead, its members report the net earnings or loss on their individual or corporate income tax returns.

3. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to a minimum net capital equal to the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31, 2006 and 2005, the Company had net capital of $236,854 and $15,215, which was $231,854 and $10,215 in excess of its minimum requirement, respectively.

4. EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934 under exemption claim found in Section (k)2(i) and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

5. RELATED PARTY TRANSACTIONS AND COMMITMENTS

The Company is 99% owned by Potomac Investment Services, Inc., (PIS, Inc.) a Maryland C-type Corporation. PIS, Inc. provided office space, communication systems, and administrative services in the amount of $1,739,718 and $610,000, for the years ended December 31, 2006 and 2005. These services were provided under an Administration Services Agreement that provides for minimum charges for basic services and additional charges when additional services are provided; the agreement has a term of five years from March 2003, renewable annually; and is cancelable with 30 days notice by either party at the end of the initial term.

6. CONCENTRATION OF CREDIT RISK

For purposes of the statements of cash flows, cash includes cash on hand and amounts on deposit at financial institutions. Cash balances at financial institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At times during the year, the amount of cash on deposit may exceed the FDIC insured amount. However, management does not believe that the Company is exposed to any risk of loss.

7. USA PATRIOT ACT, NASD RULE 3011

Pursuant to NASD Rule 3011, Potomac Capital Markets, LLC has complied with the USA Patriot Act by adopting a written policy for detecting, monitoring and reporting of money laundering. PCM does not open or process customer accounts. However, PCM does conduct quarterly reviews of contacts with the Office of Foreign Asset Control list of non-terrorists.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

POTOMAC CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2006

Total Members' Equity	$	385,154
Less non-allowable assets:		
Prepaid administrative services		(145,000)
Investment in NASDAQ stock		(3,300)
Total non-allowable assets		(148,300)
Tentative Net Capital		236,854
Less: Haircuts on securities		-
Net Capital as of December 31, 2006	$	236,854
Aggregate Indebtedness		
Items included in Statement of Financial Condition		
Accounts payable	$	292
Due from related party		300
Total Aggregate Indebtedness	$	592
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	20
Minimum dollar net capital		5,000
Net capital requirement		5,000
Excess net capital		231,854
Excess net capital at 1000% of AI		236,824
Percentage of aggregate indebtedness to net capital		0%
Percentage of debt to debt-equity computed in accordance with Rule 15c3-1(d)		N/A

The accompanying notes are an integral part of this statement.

POTOMAC CAPITAL MARKETS, LLC
NET CAPITAL RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

For the year ended December 31, 2006

Net capital, as reported by Company in Part IIA (unaudited) of Focus Report	$ 231,953
Change in non-allowable assets	-
Audit adjustments, net	4,901
Net capital as computed under Rule 15c3-1	**$ 236,854**

The accompanying notes are an integral part of this statement.

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3



Draper & McGinley, P.A.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL CONSULTANTS

James A. Draper, CPA
Michael A. McGinley, CPA
Joyce A. Draper, CPA
Catharine V. Fairley, CPA, PFS, CFP
Michele R. Mills, CPA

Phone: (301) 694-7411
(301) 293-6206
Fax: (301) 694-0954
www.drapermcginleypa.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of Potomac Capital Markets, LLC

In planning and performing our audit of the financial statements of Potomac Capital Markets, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected

365 WEST PATRICK STREET, THIRD FLOOR
FREDERICK, MARYLAND 21701

benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2007 Draper & McGinley, P.A.

END